UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RAE Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75061P 10 2

(CUSIP Number)

Robert I. Chen	Robert T. Ishii
c/o RAE Systems, Inc.	Wilson Sonsini Goodrich & Rosati,
3775 North First Street	Professional Corporation
San Jose, California 95134	One Market Street, Spear Tower Suite 3300
San Francisco, California 94105
(408) 952-8200	(650) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Robert I. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,768,275
9 SOLE DISPOSITIVE POWER: 204,166
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,768,275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 204,166 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Lien Q. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,564,109
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,564,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Revocable Trust DTD 5/8/2001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,382,849
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,382,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 181,260
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 181,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 181,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Peter Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,741,332
9 SOLE DISPOSITIVE POWER: 50,000
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,741,332*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 50,000 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Sandy Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Hsi Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1.	Security and Issuer.

This Schedule 13D/A amends and restates a Schedule 13D/A filed on March 4, 2005, with the Securities and Exchange Commission and related to shares of common stock, par value $0.001 per share (“Common Stock”) of RAE Systems Inc., a Delaware corporation (“RAE”). RAE’s principal executive offices are located at 3775 North First Street, San Jose, California 95134.

Item 2.	Identity and Background.

This statement is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Robert I. Chen is the Chairman and Chief Executive Officer of RAE. Mr. Chen’s business address is 3775 North First Street, San Jose, California 95134. Mr. Chen is a citizen of the United States of America. Mrs. Lien Q. Chen is married to Mr. Robert I. Chen.

Lien Q. Chen is director of information technology and order administration of RAE. Mrs. Chen’s business address is 3775 North First Street, San Jose, California 95134. Mrs. Chen is a citizen of the United States of America. Mr. Robert I. Chen is married to Mrs. Lien Q. Chen.

Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Robert I. and Lien Q. Chen in trust. Robert I. and Lien Q. Chen serve as the trustees of the RLC Trust. The business address of the RLC Trust is c/o Robert I. Chen, RAE Systems Inc., 3775 North First Street, San Jose, California 95134.

The Chen Family Foundation (the “Foundation”) is a corporation organized under the laws of the State of California to hold certain assets of Robert I. and Lien Q. Chen for estate planning purposes. Robert I. and Lien Q. Chen serve as directors of the Foundation. The business address of the Foundation is c/o Robert I. Chen, RAE Systems Inc., 3775 North First Street, San Jose, California 95134.

Peter Hsi is the Chief Technology Officer of RAE. Mr. Hsi’s business address is 3775 North First Street, San Jose, California 95134. Mr. Hsi is a citizen of the United States of America. Mrs. Sandy Hsi is married to Mr. Peter Hsi.

Sandy Hsi is a trustee of the Hsi Family Trust. Mrs. Hsi’s business address is c/o Peter Hsi, RAE Systems Inc., 3775 North First Street, San Jose, California 95134. Mrs. Hsi is a citizen of the United States of America. Mr. Peter Hsi is married to Mrs. Sandy Hsi.

Hsi Family Trust (the “Hsi Family Trust”) is organized under the laws of the State of California for the purpose of holding assets of Peter and Sandy Chen in trust. Peter and Sandy Hsi serve as the trustees of the Hsi Family Trust. The business address of the Hsi Family Trust is c/o Peter Hsi, RAE Systems Inc., 3775 North First Street, San Jose, California 95134.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On September 19, 2010, RAE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rudy Acquisition Corp. (“Purchaser”) and Rudy Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of Purchaser. Purchaser and Merger Sub are each affiliates of Battery Ventures VIII, L.P and Battery Ventures VIII Side Fund, L.P. (together with Battery Ventures VIII, L.P., “Battery”) Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Purchaser (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of RAE’s common stock (the “Shares”) outstanding immediately prior to the Effective Time will be converted into the right to receive $1.60 in cash, without interest (the “Merger Consideration”), other than the Exchange Shares (defined below), which will be exchanged for shares of Purchaser representing 30% of the outstanding capital stock of Purchaser as of immediately following the Effective Time.

Concurrently with the execution of the Merger Agreement, each of the RLC Trust, the Foundation, Robert I. Chen, the Hsi Family Trust and Peter Hsi (each, a “Voting Party” and collectively, the “Voting Parties”) entered into a Voting Agreement with Purchaser, in the form attached hereto as Exhibit 1, dated as of September 19, 2010 (each, a “Voting Agreement”), pursuant to which, among other things, the Voting Parties agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of RAE’s stockholders until termination of the Merger Agreement. Pursuant to the Voting Agreements, each Voting Party irrevocably appointed Purchaser and Battery as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (x) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (y) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement. Each Voting Party further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the effective time of the Merger or the termination of the Merger Agreement on its terms and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.

Concurrently with the execution of the Merger Agreement, each of the RLC Trust and the Hsi Family Trust (collectively, the “Rollover Shareholders”) entered into a Rollover Agreement with Purchaser, in the form attached hereto as Exhibit 2, dated as of September 19, 2010 (each, a “Rollover Agreement”) pursuant to which (1) the RLC Trust agreed to surrender 10,701,525 shares of Common Stock (the “RLC Exchange Shares”) in exchange for 17,122,440 shares of common stock of Purchaser and 16,951 shares of preferred stock of Purchaser, and (2) the Hsi Family Trust agreed to surrender 2,691,332 shares of Common Stock (the “Hsi Exchange Shares” and together with the RLC Exchange Shares, the “Exchange Shares”) in exchange for 4,306,131 shares of common stock and 4,263 shares of preferred stock of Purchaser, in each case immediately prior to the Effective Time. In addition, pursuant to the terms of the Rollover Agreements, the RLC Trust and the Hsi Family Trust have agreed not to sell, pledge, encumber, grant an option with respect to, transfer or dispose of the Exchange Shares through the Effective Time (including by means of entering into a swap or similar transaction that transfers the economic consequences of ownership of the Exchange Shares), and, in connection therewith, have granted Purchaser a first priority lien upon and security interest in the Rollover Shareholders’ respective rights and interest in the Exchange Shares. The Rollover Agreements will terminate upon termination of the Merger Agreement in accordance with its terms. Copies of the Rollover Agreements are attached hereto as Exhibit 4 and Exhibit 5 hereto.

References to, and descriptions of, the merger, the Merger Agreement, the Voting Agreements and the Rollover Agreements throughout this statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to RAE’s current report on Form 8-K dated September 20, 2010, the Form of Voting Agreement included as Exhibit 1 to this statement, and the Form of Rollover Agreement included as Exhibit 2 to this statement. These agreements are incorporated into this statement where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a)

(i) The RLC Trust owns 15,382,849 shares of Common Stock representing 25.9% of all of the outstanding shares of Common Stock.

(ii) The Foundation owns 181,260 shares of Common Stock representing 0.3% of the all of the outstanding shares of Common Stock.

(iii) Each of Robert I. Chen and Lien Q. Chen may be deemed to be the beneficial owner of the 15,382,849 shares of Common Stock beneficially owned by the RLC Trust, and of the 181,260 shares of Common Stock beneficially owned by the Foundation, representing in the aggregate 26.2% of all of the outstanding shares of Common Stock.

(iv) Robert I. Chen is the beneficial owner of 204,166 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement, representing 0.3% of all of the outstanding shares of Common Stock.

(v) The Hsi Family Trust owns 2,691,332 shares of Common Stock representing 4.5% of all of the outstanding shares of Common Stock.

(vi) Each of Peter Hsi and Sandy Hsi may be deemed to be the beneficial owner of the 2,691,332 shares of Common Stock beneficially owned by the Hsi Family Trust representing 4.5% of all of the outstanding shares of Common Stock.

(vii) Peter Hsi is the beneficial owner of 50,000 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement, representing 0.1% of all of the outstanding shares of Common Stock.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Purchaser and Battery. The Reporting Persons expressly disclaim being such a group with Purchaser and Battery, and neither the filing of this statement not any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by Purchaser or Battery or any of their affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the execution, delivery and performance by the RLC Trust and the Hsi Family Trust of the Rollover Agreements described in Item 4 of this statement, and pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, the Hsi Family Trust, together with Peter Hsi and Sandy Hsi, may be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by the RLC Trust, Robert I. Chen and Lien Q. Chen, and the RLC Trust, together with Robert I. Chen and Lien Q. Chen, may be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by the Hsi Family Trust, Peter Hsi and Sandy Hsi. The RLC Trust, the Foundation, Robert I. Chen and Lien Q. Chen hereby disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the Hsi Family Trust, Peter Hsi and Sandy Hsi. The Hsi Family Trust, Peter Hsi and Sandy Hsi hereby disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the RLC Trust, the Foundation, Robert I. Chen and Lien Q. Chen.

All of the percentages set forth in this Item 5(a) and in the cover pages of this statement have been calculated based on a total of 59,415,976 shares, which is the number of shares of RAE’s common stock outstanding as of September 19, 2010, as disclosed in the Merger Agreement.

(b)

(i) The RLC Fund, Robert I. Chen and Lien Q. Chen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 15,382,849 shares of Common Stock held by the RLC Fund.

(ii) The Foundation, Robert. I Chen and Lien Q. Chen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 181,260 shares of Common Stock held by the Foundation.

(iii) Robert I. Chen has the sole power to dispose or direct the disposition of the 200,000 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement. As a result of the Voting Agreement to which he is a party, Robert I. Chen may be deemed to have shared voting powers with respect to the 200,000 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement.

(iv) The Hsi Family Trust, Peter Hsi and Sandy Hsi have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,691,332 shares of Common Stock held by the Hsi Family Trust.

(v) Peter Hsi has the sole power to dispose or direct the disposition of the 50,000 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement. As a result of the Voting Agreement to which he is a party, Peter Hsi may be deemed to have shared voting powers with respect to the 50,000 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement.

(c) None of the Reporting Persons has made any purchase, sale or other transaction in the Common Stock during the 60 days preceding the date of this statement.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 of this statement for a description of the Voting Agreements entered into by the RLC Trust, the Foundation, the Hsi Family Trust, Robert I. Chen and Peter Hsi, and the Rollover Agreements entered into by the RLC Trust and the Hsi Family Trust.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Form of Voting Agreement dated as of September 19, 2010, entered into between Purchaser and each of the RLC Trust, the Foundation, Robert I. Chen, the Hsi Family Trust and Peter Hsi (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RAE on September 20, 2010)

2	Form of Rollover Agreement dated as of September 19, 2010, entered into between Purchaser and each of the RLC Trust, the Foundation and the Hsi Family Trust

3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2010

CHEN REVOCABLE TRUST DTD 5/8/2001		CHEN FAMILY FOUNDATION

By:	/S/ ROBERT I. CHEN	By:	/S/ ROBERT I. CHEN
	Robert I. Chen		Robert I. Chen
Trustee

By:	/S/ LIEN Q. CHEN	By:	/S/ LIEN Q. CHEN
	Lien Q. Chen		Lien Q. Chen
Trustee

ROBERT I. CHEN		LIEN Q. CHEN

By:	/S/ ROBERT I. CHEN	By:	/S/ LIEN Q. CHEN

HSI FAMILY TRUST		PETER HSI

By:	/S/ PETER C. HSI	By:	/S/ PETER C. HSI
Peter Hsi
Trustee

SANDY HSI

By:	/S/ SANDY HSI	By:	/S/ SANDY HSI
Sandy Hsi
Trustee

EXHIBIT INDEX

Exhibit No.	Title

1	Form of Voting Agreement dated as of September 19, 2010, entered into between Purchaser and each of the RLC Trust, the Foundation, Robert I. Chen, the Hsi Family Trust and Peter Hsi (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RAE on September 20, 2010)

2	Form of Rollover Agreement dated as of September 19, 2010, entered into between Purchaser and each of the RLC Trust, the Foundation and the Hsi Family Trust

3	Joint Filing Agreement